VIM BEVERAGE, INC.

December 10, 2010

United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention:	John Reynolds

Dear Ms. Reilly:

Re:	Vim Beverage, Inc.
Form S-1, Amendment 1 filed August 2, 2010
File No.: 333-164033

General

1.	We have updated disclosure throughout the prospectus as of the most recent date practicable. In addition, we have updated the Executive Compensation section for the most recent fiscal year end.

Prospectus Cover Page

2.	We have included the date of the prospectus on the prospectus cover page as required by Item 501(b)(9) of Regulation S-K.

Prospectus Summary, page 1

3.

We have removed the promotional language. We have also removed the reference to the “pristine glacial source in British Columbia”. In addition, we have also removed reference to negotiations with two parties

Risk Factors, page 3

4.	We have revised the disclosure throughout to state “no operations”.

5.	We have revised the second risk factor to reflect that we require additional capital to commence our business operations.

6.

We have added an additional risk factor disclosing that our management is located outside of the United States. In addition, we have added disclosure throughout the prospectus explaining the impact on your potential business as a result of being located in Hong Kong.

Directors, Executive Officers, Promoters and Control Persons, page 8

7.	We have provided the business experience for Ms. Suen for the past five years, and include the beginning and ending dates of employment.

8.	We have discussed the specific experience, qualifications and skills that led to the conclusion that each director should serve as a director of the company in light of our business and structure.

Description of Business, page 11

9.	We have clarified the disclosure throughout this section to make it clear that we had no operations to date.

10.	We have reconciled the disclosure.

11.

We have clarified when we anticipate commencing the business plan and have discussed in greater detail the amount of additional funding we would need to begin implementing our business plan and the impact on our business plan if we are unable to obtain such financing. We have also clarified the cost of purchasing water.

12.	We have provided a more detailed description of where investors can find the information and the date of the information. We have also provided further sources.

13.	We have provided a more detailed description of our marketing plan.

14.	We have removed all references to agreements with any charity.

15.	We have removed this reference

16.	We have removed references to specific retailers and clarified disclosure about our arrangements.

Management’s Discussion and Analysis, page 16

17.	We have updated the disclosure accordingly.

18.	We have reconciled the disclosure accordingly.

Financial Statements, page 27

19.	We have updated the financial statements accordingly.

Item 15. Recent Sales of Unregistered Securities, page 36

20.	We have stated the facts relied upon to make the exemption available for the sale of 595,000 shares.

21.	We have stated the facts relied upon to make the exemption available for the sale to our founding shareholder.

If you require any additional information please do not hesitate to contact me.

Sincerely,

Aaron Suen

President, VIM Beverage, Inc.